HealthCor Catalio Acquisition Corp.

55 Hudson Yards, 28th Floor

New York, NY 10001

August 30, 2021

VIA EDGAR

Attention:	Jeanne Baker
David Gessert
Joe McCann
Nudrat Salik

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	HealthCor Catalio Acquisition Corp. Draft Registration Statement on Form S-4 Submitted July 19, 2021 CIK No. 0001833769

Ladies and Gentlemen:

This letter sets forth the response of HealthCor Catalio Acquisition Corp. (the “Company” or “HealthCor”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 23, 2021, with respect to the above referenced Draft Registration Statement on Form S-4 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Draft Registration Statement on Form S-4

Cover Page

1.	Staff’s Comment:

With reference to Regulation S-K, Item 501(b), please revise the cover page to simplify the presentation, particularly as it relates to the fourth and fifth paragraphs. In revising the cover page, please highlight the following:

•	You are acquiring two companies under common control and these companies currently operate separately with no prior history as a combined entity;

•	The right of shareholders to redeem their shares and provide a cross reference to the section(s) of the proxy/prospectus which explain the applicable process; and

•	The percentage of New Hyperfine capital stock, and aggregate voting power, that HealthCor Catalio Acquisition Corp.’s Public Shareholders are expected to hold immediately following the closing of the business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Revised Registration Statement.

Summary

Conditions to Closing of the Business Combination, page 28

2.	Staff’s Comment:

Please revise your disclosure to clarify each condition that is subject to being waived and state which party may waive such condition. In this regard we note your disclosure in the section Conditions to Closing of the Business Combination beginning on page 103.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 28 and 120 of the Revised Registration Statement.

Interests of HealthCor Directors and Officers in the Business Combination, page 30

3.	Staff’s Comment:

Please expand your disclosure here to quantify the aggregate dollar amount and describe the nature of what the HealthCor sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, out-of-pocket expenses and other items for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Further, please clarify if the HealthCor sponsor and its affiliates can earn a positive rate of return on their investment, even if other HealthCor shareholders experience a negative rate of return in the post-business combination company. Please also highlight this information in your Questions and Answers and/or Summary discussion.

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RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 19, 30, 31, 141 and 142 of the Revised Registration Statement.

Risk Factors, page 44

4.	Staff’s Comment:

Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 45 of the Revised Registration Statement.

5.	Staff’s Comment:

With reference to the risk factor disclosed on page 46 concerning the material weakness in internal controls, please disclose here and on page 33, if true, that you have not hired a chief financial officer.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 35 and 47 of the Revised Registration Statement to disclose that Hyperfine recently hired a Chief Financial Officer.

The Business Combination Agreement

Background of the Business Combination, page 120

6.	Staff’s Comment:

Noting your disclosure on page 121, expand your disclosure to describe the substantive discussions HealthCor entered into with other private healthcare companies that occurred from February 2021 to May 2021.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 122 and 123 of the Revised Registration Statement.

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7.	Staff’s Comment:

Please revise the Background of the Business Combination section to identify the representatives of Hyperfine, Liminal and/or 4Catalyzer who were involved in the introductions and negotiations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 123 of the Revised Registration Statement.

8.	Staff’s Comment:

Please revise to disclose the proposed rationale and material terms of the May 20 letter of intent. Provide similar disclosure for the the same day counterproposal.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 123 of the Revised Registration Statement.

9.	Staff’s Comment:

Please tell us, and revise as applicable to indicate, whether the parties discussed the potential purchase and sale of Hyperfine without the accompanying Liminal business/assets. Also tell us whether any other 4Catalyzer businesses or assets were discussed during the negotiations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 123 of the Revised Registration Statement. In addition, the Company confirms that the parties did not discuss the potential purchase and sale of Hyperfine without Liminal or Liminal's assets, and did not discuss the potential purchase and sale of other 4Catalyzer businesses or assets during the negotiations.

10.	Staff’s Comment:

With reference to the second full paragraph on page 122, revise to describe "HealthCor's financial model", including the material inputs and assumptions used in the model and any material changes made during the April/May 2021 timeframe. With reference to the final bullet point on page 123, revise to disclose similar information concerning "Hyperfine's and Liminal's financial model". In your revised disclosure, it should be clear why HealthCor's model reflected a materially reduced valuation ($570 million) as compared to the one initially proposed on April 13 by Hyperfine and Liminal (in excess of $800 million).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 123 and 124 of the Revised Registration Statement.

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11.	Staff’s Comment:

We note your discussions of the "wall cross" investor meetings conducted with PIPE Investors throughout June and early July. Please revise to disclose the key terms negotiated with the PIPE investors.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 124 of the Revised Registration Statement.

12.	Staff’s Comment:

We note that the parties to the business combination signed the non-binding LOI on May 26 but the parties did not execute the business combination until the terms of the PIPE investment were set. Please revise to indicate whether one or both parties to the business combination specified or negotiated the size of the PIPE investment and, if applicable, whether the PIPE negotiations impacted the terms of the executed Business Combination Agreement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 124 of the Revised Registration Statement.

13.	Staff’s Comment:

Please revise the April 13 entry to clarify the actual combined dollar valuation proposed by Hyperfine and Liminal, and tell us whether that proposal provided separate valuations for Hyperfine and Liminal.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 123 of the Revised Registration Statement.

HealthCor's Board of Directors Reasons for the Approval of the Business Combination, page 123

14.	Staff’s Comment:

Your disclosure on pages 26-27 indicates that you received historical and current information for each of Hyperfine’s and Liminal’s business. Please revise, here or elsewhere, as applicable, to disclose the historical and current information that impacted the Board’s determination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 123, 124 and 126 of the Revised Registration Statement.

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Certain Projected Financial Information, page 126

15.	Staff’s Comment:

In regards to the Projections prepared by the management of Hyperfine, Inc. and Liminal Sciences, Inc., please expand your disclosures to address the following:

•	Further explain the nature of the material assumptions underlying the significant revenue and gross margin growth rates. To the extent necessary, ensure you address differing assumptions for Hyperfine, Inc and Liminal Sciences, Inc. In addition, disclose (i) the assumed timing for regulatory authorizations for your Swoop Portable MR Imaging System outside the US, including the assumed success rate of receiving approvals in each of the major markets outside of the US and/or other products in development for which you have assumed successful commercialization and (ii) identify the material product revenues streams underlying these projections;

•	Address whether projections were provided for financial line items below Gross Margin. If so, please provide such line items and explain the nature of the material assumptions underlying those line items. If not, address the risks associated with only reviewing revenue and gross margin projections; and

•	Explain how management and the Board considered and relied upon these projections, particularly in light of the limited historical commercial operations of Hyperfine, Inc. and Liminal Sciences, Inc.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 126, 129 and 130 of the Revised Registration Statement.

16.	Staff’s Comment:

Please expand to identify the key assumptions related to the company's serviceable addressable market, the timing of its international expansion, the growth of its commercial organization and the anticipated sales cycle process underlying the revenue projections at the bottom of page 127.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 129 and 130 of the Revised Registration Statement.

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17.	Staff’s Comment:

Please revise to disclose all the projections and other material financial information that Hyperfine and Liminal presented to the HealthCor Board for purposes of negotiating the terms of the Business Combination Agreement. In this regard, we note that Hyperfine and Liminal representatives in April proposed a combined pre-money equity valuation of the two companies in excess of $800 million and that in late May the parties executed an LOI that valued Hyperfine at $464 million and Liminal at $106 million. It is unclear how that parties were able to negotiate what proved to be the final valuations and reach agreement on other material terms in May if HealthCor did not receive financial projections from Hyperfine and Liminal until June 10.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 129 of the Revised Registration Statement. As disclosed in the Revised Registration Statement on page 123, Hyperfine and Liminal initially provided financial projections relating to the respective companies to HealthCor following the execution of a Confidential Disclosure Agreement. HealthCor’s management’s reviewed such information over the next several weeks with representatives of Hyperfine and Liminal. Based on discussion between the parties, such financial projections continued to be refined until June 10, when they were deemed to be final and formed the basis for the terms of the Business Combination Agreement.

18.	Staff’s Comment:

Your disclosure on pages 26-27 indicates that you received forecast projections for each of Hyperfine and Liminal. Accordingly, please revise to disclose all projections provided to the HealthCor Board for the Hyperfine and Liminal businesses.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 126 of the Revised Registration Statement.

19.	Staff’s Comment:

Revise to disclose what HealthCor did with the projections it received and whether it used these same projections, or altered ones, in its financial model(s) and analyses.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 126 of the Revised Registration Statement.

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Recommendation of HealthCor’s Board of Directors, page 133

20.	Staff’s Comment:

Based on this Recommendation section and the “HealthCor’s Board of Directors’ Reasons for the Approval of the Business Combination” section, it is unclear whether HealthCor’s Board conducted any financial analysis or analyses that support its determination that the merger is in the best interests of shareholders and its recommendation to vote for the business combination. Please revise or advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 125 through 127 of the Revised Registration Statement.

U.S. Federal Income Tax Considerations, page 165

21.	Staff’s Comment:

Please revise to include a tax opinion covering the material tax consequences of the domestication and redemption. With reference to your disclosure on page 170 concerning your likely status as a PFIC, please revise so that the disclosure/opinion concerning the tax consequences of the domestication is not "subject to the PFIC rules" which are discussed elsewhere in the prospectus. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise the Q&A and Summary sections accordingly.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 16, 17, 85, 86, 169 and 170 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Information, page 177

22.	Staff’s Comment:

We note that the pro forma financial information will reflect the Subscription Agreements entered into with PIPE Investors. As such, please expand your description of the pro forma financial information on page 177, accordingly.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 179 and 186 of the Revised Registration Statement.

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23.	Staff’s Comment:

We note the new Technology and Services Exchange Agreement will become effective upon the Closing as disclosed on page 261. Please address the following:

•	Expand your disclosures to address the material financial terms of this agreement, including any consideration you could be required to pay; and

•	Tell us what consideration you gave to reflecting this new agreement in the pro forma financial information.

RESPONSE:

The new Technology and Services Exchange Agreement permits an entity that is a participant to the agreement to engage the personnel of Hyperfine or Liminal, and any participant may, in its sole discretion, permit Hyperfine or Liminal to engage the personnel of such participant, in either case to perform professional, technical or consulting services for such party as shall be set forth in a written work order entered into by and between Hyperfine or Liminal and such participant pursuant to a work order that identifies and describes (i) the personnel to perform the services, (ii) the services to be provided, and (iii) the fees or other compensation payable for such services which shall be at fair market value. There is no financial commitment reflected in the pro formas as services are only provided on an if and when needed basis. The Company advises the Staff that it has revised the disclosure on pages 54, 55, 276 and 277 of the Revised Registration Statement.

24.	Staff’s Comment:

Please discuss the impact the Domestication will have on your financial statements. Address the 21,314,000 Class A common stock and 5,175,000 shares of Class B common stock to be issued in the Domestication referred to in (v) under Proposal No. 5 on page iii. In this regard, it is not clear that these shares are reflected in your pro forma common shares outstanding on page 181.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 184 of the Revised Registration Statement.

25.	Staff’s Comment:

You disclose in the second paragraph under Note 1 that the consideration to be received by the existing Hyperfine and Liminal stockholders in connection with the Business Combination will be an aggregate number of shares of New Hyperfine common stock equal to $564,759 divided by $10.00 per share. Based on this disclosure, it appears that 56,475,900 shares of New Hyperfine stock will be issued. Please reconcile this number of shares to the pro forma common shares outstanding table which indicates that Hyperfine and Liminal Stockholders will, on a combined basis, own 47,938,098 shares.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 184 of the Revised Registration Statement.

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26.	Staff’s Comment:

We note the disclosures on page F-29 regarding the Founder Shares and the conversion of these shares into Class A ordinary shares such that the number of Class A ordinary shares issuable upon conversion will equal 20% of the sum of a calculated amount of Class A ordinary shares. Please help us better understand how these conversion terms are reflected in the pro forma number of outstanding shares and the corresponding ownership percentages disclosed on page 181.

RESPONSE:

The 5,175,000 Class B ordinary shares of Healthcor held pre-Business Combination by Healthcor’s Sponsor and other initial shareholders (i.e. the founder shares) will be converted into 5,175,000 shares of Healthcor Class B common stock in connection with the domestication of HealthCor as a Delaware corporation prior to the Business Combination, which will be converted into 5,175,000 shares of Healthcor Class A common stock immediately prior to the closing of the Business Combination. The HealthCor Class B ordinary shares represent 20% of 25,875,000 ordinary shares, which represents the total 26,489,000 ordinary shares issued and outstanding upon completion of Healthcor’s initial public offering (21,314,000 Class A ordinary shares and 5,175,000 Class B ordinary shares) less 614,000 Class A ordinary shares issued in a private placement that are held by HealthCor’s Sponsor. Please also see the expanded disclosure on page 184 of the Revised Registration Statement provided by the Company in response to the Staff’s Comment 24 above.

27.	Staff’s Comment:

Please disclose the nature of the incremental and directly attributable transaction costs reflected in adjustment 3(b)(2). Also, disclose the nature of the additional costs at the close of the Business Combination determined to be not directly attributable and incremental to the Business Combination reflected in adjustment 3(b)(3). Address the need to reflect the costs associated with adjustment 3(b)(3) in the pro forma statement of operations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 187 of the Revised Registration Statement.

28.	Staff’s Comment:

With reference to Note 3(f), please provide the underlying assumptions used to determine the compensation expense related to restricted stock units granted to the CEO of Hyperfine as well as the compensation expense related to option awards granted to CEO and Chairman of the Board of Hyperfine. Provide similar disclosures as it relates to your adjustments set forth in Notes 3(g) and 3(h).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 191 of the Revised Registration Statement.

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29.	Staff’s Comment:

For note 3(j), please also disclose any shares not included for anti-dilution reasons.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 192 of the Revised Registration Statement.

Business of Hyperfine and Liminal, page 198

30.	Staff’s Comment:

We note that the Business section appears to focus almost exclusively on Hyperfine's business and operations. Please revise to include under a separate header a discussion of the historical development and operating plans for the Liminal business/assets. As part of this discussion, please discuss why 4Catalyzer placed the Liminal business with 4Bionics LLC instead of with Hyperfine. Disclose whether there are synergies between the Hyperfine and Liminal businesses and whether they will operate separately or will be integrated. With reference to the disclosure on page 211 and 249, clarify whether any of the executive officers following the business combination have worked with the Liminal business and how many current Liminal employees will join the combined company.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 203, 216, 217, 218 and 239 of the Revised Registration Statement.

31.	Staff’s Comment:

Please revise to disclose the principal purposes for the business combination and PIPE proceeds and the approximate amount intended for such purposes.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 203 of the Revised Registration Statement.

Potential market expansion, page 206

32.	Staff’s Comment:

With regard to your brain sensing platform and MRI robotic guided intervention, please expand to describe the current state of development of these programs and discuss steps for the regulatory approval, if any.

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RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 216 of the Revised Registration Statement.

Intellectual Property, page 214

33.	Staff’s Comment:

Please expand your disclosure to address the following:

•	Identify the type of patent protection for all of your patents issued or pending; and

•	For each of your patent families, disclose each foreign jurisdictions where you have been issued or granted patents and where you have patent applications pending.

Please consider tabular disclosure in addition to the narrative provided.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 221 through 226 of the Revised Registration Statement.

Exclusive License Agreements with The General Hospital Corporation (d/b/a Massachusetts General Hospital), page 215

34.	Staff’s Comment:

Please expand to describe the aggregate amounts paid to-date under the agreement, the range of royalty rates and the expected expiry of the last to expire patent or patent application licensed under the agreement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 226 of the Revised Registration Statement. Further, the Company respectfully advises the Staff that there are no royalties paid or to be paid under the license agreements.

Employees, page 227

35.	Staff’s Comment:

Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Regulation S-K Item 101(c)(2)(ii).

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RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 217 and 218 of the Revised Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-based Compensation, page 240

36.	Staff’s Comment:

Please explain how the fair value of the common stock of Hyperfine and Liminal was determined for any recent equity issuances and how this reconciles to the valuations of common stock as indicated based on the terms of the Business Combination. In this regard, we note disclosures on page 188 related to the restricted stock unit and stock option awards granted to the CEO and Chairman of the Board of Hyperfine in connection with the Business Combination as well disclosures on page F-59 regarding various equity awards.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Most recently, Hyperfine options were granted in April 2021 at a per share price of $1.07 based on a February 2021 valuation date using a market approach methodology reflecting the most recent preferred financing that also concluded in 2021. The options granted in April 2021 to the CEO and the Chairman of the Board of Hyperfine were valued utilizing a separate valuation as of their specific grant date of April 27, 2021, which incorporates the specific terms of those awards. Liminal granted a limited number of options in May 2021 utilizing a per common share price of $0.94 based on an April 2021 valuation.

As mentioned above, the February 2021 Hyperfine valuation was based on a recent sale of Hyperfine Series D preferred stock and management did not have any plans to enter into an exit event until February 2023 (approximately 2 years after the valuation date). However, due to the successful announcement of the SPAC transaction involving Butterfly Network, Inc. and Quantum-Si Incorporated (other 4C portfolio companies) in November 2020 and February 2021, respectively, a change in the dynamics of the overall healthcare and medical device industry and the increase in SPAC market activity during 2021 in general, management began to seriously consider a SPAC transaction for Hyperfine in May 2021. These dynamics coupled with management’s negotiations resulted in the higher valuation placed on Hyperfine by HealthCor in May 2021 (as reflected in the letter of intent for the SPAC transaction between HealthCor and Hyperfine signed in May 2021) as compared to Hyperfine’s most recent private-company valuation in February 2021.

From a valuation perspective, once a letter of intent is signed the likelihood of an exit event occurring is introduced into the valuation methodology, the time to exit is decreased and the discount for lack of marketability is also reduced. These factors coupled with the broader industry, market, and company specific conditions noted above account for the change in value of the common stock between the valuations utilized for granting purposes and the values indicated based on the terms of the Business Combination.

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Certain Relationships and Related Party Transactions

HealthCor Related Person Transactions, page 259

37.	Staff’s Comment:

We note your disclosure that no compensation of any kind will be paid to HealthCor officers and directors for services rendered prior to or in connection with the completion of an initial business combination. Please revise to clarify that the HealthCor sponsor transferred an aggregate of 105,000 founder shares to Dr. Wolfgang, Mr. Weinstein and Mr. Harris for their service as independent directors. In this regard we note your disclosure at the top of page 121 under the section Background of the Business Combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 122 and 274 of the Revised Registration Statement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Combination, page F-36

38.	Staff’s Comment:

We note your presentation of Hyperfine and Liminal as entities under common control. Please identify the ownership interests in each entity and when such interests were acquired to support your determination that these entities were under common control for the periods presented. Address the April 2021 transactions in which 4Bionics executed a plan of liquidation and dissolution with its ownership in Liminal distributed to its members and to the holders of incentive units and indicate whether or not these transactions had any impact on your common control determination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Prior to the Business Combination, the majority of the voting interest (66.35%) in Hyperfine is held by the JMR Children’s Trust 2012. Prior to the Business Combination, the JMR Children’s Trust 2012 also held the majority of the voting interest (92.23%) in Liminal through 4Bionics LLC. Following the liquidation and dissolution of 4Bionics LLC in April 2021, the JMR Children’s Trust 2012 directly holds a majority of the voting interest (95.20%) in Liminal. As the JMR Children’s Trust 2012 holds more than 50% of the voting rights in Hyperfine and Liminal, one of the criteria for the existence of common control discussed in EITF Issue No. 02-5 is met. As such, Hyperfine and Liminal are determined to be under common control prior to the Business Combination.

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Inventories, page F-39

39.	Staff’s Comment:

Please address the following comments regarding your inventories:

•	Identify the nature of the direct and indirect production costs to convert material into a finished good. In this regard, we note that inventories primarily consist of finished goods which are produced by the Company’s third party contract manufacturers. Also, explain the nature of the manufacturing overhead you refer to in Note 5. Inventories;

•	Explain herein, or within Management’s Discussion and Analysis, why you had $213,000 write down in inventory during the year ended December 31, 2020. In this regard, we note that such inventory was purchased during the same period; and

•	Your Manufacture and Supply Agreement with Benchmark (MSA) disclosures on page 51 indicate that you may have minimum order quantities under the MSA. If you have material purchase obligations, quantify such obligations in Note 15. Commitments and Contingencies. Also, address your apparent obligation to purchase excess and obsolete components from Benchmark. Clarify how such obligations are determined. Indicate whether you have been required to purchase excess and obsolete components from Benchmark. If so, quantify the amounts purchased and explain how you accounted for such purchases. Finally, provide expanded disclosures of these obligations within your Key Agreements section on page 213.

RESPONSE:

The Company respectfully acknowledge the Staff’s comment. In terms of direct costs, Hyperfine purchased completed units from Benchmark as the Staff notes in its Comment. Indirect costs include shipping and handling costs from Benchmark to Hyperfine’s 3P warehouse, tooling other small equipment utilized by Benchmark but paid for by Hyperfine, customs duties and fees. Charges associated with writing inventory down to lower of cost or net realizable value are also included in overheads.

Hyperfine purchases completed MRI units from Benchmark at a cost in excess of its selling price of $50,000. Therefore, the units are written down immediately upon being received into inventory. The majority of gross profits will come from the subscription businesses until the bill of materials is brought below $50,000.

Finished units are placed by way of standard purchase orders but the MSA does not call for minimum order quantities of finished goods. Benchmark builds units based on a demand forecast that the company provides by way of standard purchase orders. The minimum order quantities relate to various component suppliers that require batch sizes in lot amounts that may exceed the number of finished units on a purchase order which would then be used in support of the next round of production. Based on the production forecast as discussed above and the associated purchase order of finished goods, the financial obligation to pay is only upon receipt of the actual finished goods.

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With respect to excess and obsolete materials, the MSA states that Hyperfine is responsible for excess and obsolete components from Benchmark. Excess components are determined based upon the amount of component inventory that exceeds a build plan for a specified period provided to Benchmark as part of the demand plan discussed above. Hyperfine would then be asked to purchase such excess inventory and be credited back against future purchases of finished products as the inventory of components is reduced to the amount needed to meet the rolling build plan. Obsolete materials are immediately invoiced once identified. To date, Hyperfine has not made any payments for excess inventory The Company advises the Staff that it has revised the disclosure on pages 219 and 220 of the Revised Registration Statement to expand the disclosure about Hyperfine’s obligations under the MSA.

Note 5. Revenue Recognition, page F-41

40.	Staff’s Comment:

Please tell us what consideration you gave to providing additional disclosures pursuant to ASC 840, including the disclosures required by ASC 840-30-50-4 regarding sales-type leases.

RESPONSE:

The Company respectfully acknowledge the Staff’s comment. Hyperfine and Liminal considered the disclosures for lessors pursuant to ASC 840, including the disclosures required by ASC 840-30-50-4 for sales-type leases. They noted that they had only one sales-type lease during the year ended December 31, 2020 and the revenue from lease arrangements was immaterial to their financial statements taken as a whole. Similarly, these arrangements had an immaterial effect on the Hyperfine and Liminal financial statements as a whole for the six months ended June 30, 2021. Accordingly, Hyperfine and Liminal determined that the additional disclosures for lessors in accordance with ASC 840 would not provide meaningful information to the users of their financial statements included in the Revised Registration Statement.

Exhibits

41.	Staff’s Comment:

With reference to the risk factor disclosure on page 54, please file the Technology and Services Exchange Agreement as an exhibit.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has filed the Technology and Services Exchange Agreements as exhibits to the Revised Registration Statement.

*****

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We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Art Cohen
Name: Art Cohen
Title: Chief Executive Officer

Enclosures

cc:	Debbie P. Yee (Kirkland & Ellis LLP)
Sean T. Wheeler (Kirkland & Ellis LLP)